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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


                For Period Ended:   August 31, 1996
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
*                                                                              *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

     STEEL CITY PRODUCTS, INC.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE

     1001 SANTERRE DRIVE
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

     GRAND PRAIRIE, TEXAS  75050
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



  Filing Agent misunderstanding regarding Company's clearance to transmit.
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                                                (ATTACH EXTRA SHEETS IF NEEDED)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Theresa Oliver                     972              660-4499
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [x] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [x] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          STEEL CITY PRODUCTS, INC.
           ---------------------------------------------------------
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  OCTOBER 16, 1996                        By:MARK AUERBACH
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                                                  CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

****************************  A T T E N T I O N  *******************************
*                                                                              *
*  Intentional misstatements or omissions of fact constitute Federal Criminal  *
*  Violations (See 18 U.S.C. 1001).                                            *
*                                                                              *
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                          ATTACHMENT TO FORM 12b-25


PART IV (3):

The Company expects the earning statements in its subject report to reflect the following results (in thousands):


                                        Three Months       Three Months
                                           Ended               Ended
                                       August 31, 1996    August 31, 1995
                                       ---------------    ---------------
Sales                                      $4,941             $7,078
                                           ======             ======

Net income                                 $   47             $   86
                                           ======             ======
Net loss attributable to
 common stockholders after
 preferred stock dividends                 $ (206)            $ (167)
                                           ======             ======

The comparative decrease of $39,000 in net income primarily relates to the decrease in revenues. The effect of this was partially offset by a corresponding decrease in expenses. The decrease in revenues was caused by the loss of two of the Company's largest customers in the prior year.

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
                                        Three Months       Three Months
                                           Ended               Ended
                                       August 31, 1996    August 31, 1995
                                       ---------------    ---------------
Sales                                      $10,037            $14,914
                                           =======            =======

Net income                                 $    18            $   297
                                           =======            =======

Net loss attributable to
 common stockholders after
 preferred stock dividends                 $  (488)           $  (209)
                                           =======            =======

The comparative decrease of $279,000 in net income primarily relates to the decrease in revenues. The effect of this was partially offset by a corresponding decrease in expenses. The decrease in revenues was caused by the loss of two of the Company's largest customers in the prior year.